UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EN2GO INTERNATIONAL INC.

(Name of Issuer)

common stock

(Title of Class of Securities)

293866 109

(CUSIP Number)

Efthia Genovese
2051 West 19th Avenue
Vancouver, British Columbia
CANADA V6J 2P5
(604) 722-5411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1 (f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No ..........................293866 109

1.	Name(s) of Reporting Persons: Efthia Genovese
I.R.S. Identification Nos. of above persons: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		________ (a)
________ (b)

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power: 2,537,201 common shares

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 2,537,201 common shares and 666,667 share purchase warrants

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,537,201 common shares and 666,667 share purchase warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.81%

14.	Type of Reporting Person: IN

Item 1.

Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.00001 per share ( the “Common Stock”), of EN2GO International, Inc. fka Medusa Style Corporation, a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 2921 West Olive Avenue, Burbank, California, 91505.

Item 2. Identity and Background

(a)	This statement is filed by Efthia Genovese; a private investor (the “Reporting Person”).

(b)	Residence or Business address: 2051 West 19th Avenue, Vancouver, BC, V6J 2P5.

(c)	Present Principal Occupation or Employment: Homemaker.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3. Source and Amount of Funds or Other Consideration

In the sixty (60) days preceding the date of this Schedule 13D, the Reporting Person has acquired an aggregate of 2,537,201 shares of the Company’s common stock through private transactions and in the open market. The Reporting Person acquired the shares as follows: 1,337,225 shares at a purchase price of $0.11217 per share, 583,334 shares at a purchase price of $0.001 per share and the remainder of the securities; 616,642 held by the Reporting Person were acquired in the open market and purchased at fair market value (FMV).

The 666,667 common stock purchase warrants held by the Reporting Person were acquired in a private transaction and are exercisable into common shares of the company at $0.20 per warrant and expire on October 5, 2010.

The shares owned by the Reporting Person were acquired using personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares for investment purposes only.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 2,537,201 shares of the Issuer’s common stock and 666,667 share purchase warrants and therefore 5.81% of the Issuer’s total issued and outstanding shares.

(b)	The Reporting Person has sole voting power to the 2,537,201 shares and dispositive power to the 2,537,201 shares and 666,667 warrants she owns directly.

(c)	Transactions by the Reporting Person in the Company’s common stock effected in the past sixty (60) days are described in Item 3 above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              None.

Item 7. Material to be filed as Exhibits

              None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EFTHIA GENOVESE
Efthia Genovese

Dated: June 18, 2009